Exhibit 8

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The following amendment has been made to the ‘Director/PDMR Shareholding’ announcement released on 2 May 2025 at 16.10pm UK time under RNS No. 3034H:

-	Transaction in the name of Yulia Wheaton: correction of item 4b ‘Nature of the transaction’ from ‘Transfer of shares from Zafar Khan’ to ‘Transfer of shares from Kingsley Wheaton’

All other details remain unchanged.

The full amended text is shown below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kingsley Wheaton
2	Reason for the notification
a)	Position/status	Chief Corporate Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares to Yulia Wheaton, a Person Closely Associated
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	23,596

d)	Aggregated information - Aggregated volume - Price	23,596 Nil
e)	Date of the transaction	2025-05-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Yulia Wheaton
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Kingsley Wheaton, Chief Corporate Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares from Kingsley Wheaton
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	23,596

d)	Aggregated information - Aggregated volume - Price	23,596 Nil
e)	Date of the transaction	2025-05-01
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 6 May 2025